SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-33033

NOTIFICATION OF LATE FILING

☒ Form 10-K     ☐ Form 11-K     ☐ Form 20-F     ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	hereUare, Inc.

Former name if applicable

Address of principal executive office	228 Hamilton Ave., 3rd floor
City, state and zip code	Palo Alto, CA 94301

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	b.	The subject annual report, semi-annual report, transition report on Form 10-K, 11-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and
☒	c.	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

It has taken longer and been more difficult than anticipated for the Registrant to raise the cash necessary to retain Registrant’s outside accountants to perform the requisite audit.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Benedict Van           (650)             798-5288
(Name)                    (Area Code) (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Note:  Numbers for fiscal 2009 are estimates rounded to nearest $25,000.  All numbers below are in $1,000s.

In fiscal 2009, Registrant lost approximately $9,150 versus $8,156 in 2008.  Salary expenses declined approximately $850 to approximately $250 and professional fees declined approximately $925 to approximately $175 due to Registrant’s cost cutting measures required in light of Registrant’s lack of funds.  Unlike fiscal 2008, there were no material impairment charges.  However, general and administrative expenses increased approximately $3,625 to approximately $7,750 primarily due to expenses in the second quarter associated with option extensions.

Registrant’s non-current assets have declined by approximately $450 from approximately $1,100 at the end of 2008 while it is estimated that Registrant’s liabilities have increased by approximately $775 due in part to increases in accounts payable and accrued expenses of approximately $500 and in notes payable of approximately $200.

hereUare, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010

By: /s/ Benedict Van
Benedict Van, Chief Executive Officer